CLAIRE'S STORES THIRD QUARTER SALES UP 35%;
                            EBITDA PER SHARE UP 43%;
                           EARNINGS PER SHARE UP 12%;

     PEMBROKE PINES, Florida, November 16, 2000 - Claire's Stores, Inc. (NYSE:CLE) today announced sales and earnings for the third quarter ended
October 28, 2000. Diluted earnings per share from continuing operations increased 12 percent to $0.28, compared to $0.25 for the same period in the prior year.

     Third quarter net sales increased 35% to $247,536,000 compared with $182,750,000 for the third quarter of fiscal 2000. The Company's third quarter comparable store sales increased 6% on a consolidated basis. EBITDA for the third quarter increased 43% to $0.70 per diluted share compared with $0.49 per diluted share in the prior year.

     Net sales for the first nine months of fiscal 2001 increased 36 percent to $731,518,000 from $539,503,000 for the same period last year. Net income for the first nine months of fiscal 2001 decreased 25 percent to $34,950,000 or $0.69 per diluted share, compared with $46,846,000 or $0.91 per diluted share for the first nine months of fiscal 2000. Comparable store sales were flat for the first nine months.

     Rowland Schaefer, Claire's Chairman and Chief Executive Officer, said, "The first half of the year was difficult for us as we integrated the Afterthoughts stores with Claire's. We are pleased that we returned to positive same store sales comparisons in the third quarter and we feel we are well positioned to capitalize on the holiday selling season. Our merchandise margins were better than planned due to increased buying power from our Claire's Accessories and Afterthoughts divisions. We were also able to leverage our operating expenses and reported a 120 basis point improvement in SG&A as a percentage of sales for the third quarter.

     As discussed in our first quarter conference call, we made the decision to close 300 stores over the next two years, 100 Claire's and 200 Afterthoughts, in malls which cannot support multiple stores. This will help us achieve even greater profitability in the stores that remain open, as the majority of the proposed store closings were non-performing. To date 46 Claire's and 113
Afterthoughts stores were closed while an additional 27 Claire's and 51 Afterthought stores will be closed in the fourth quarter. We are happy to report that in the last couple of months, we have seen a 31% increase in sales in the stores remaining open in those malls." Mr. Schaefer added.

Mr. Schaefer continued: "Our inventories at the end of October were on plan. We would like to point out that our inventory is in line with our square footage and same store sales growth over last year and we are comfortable with these levels. The transition from Halloween to holiday has already been completed and we are optimistic for the fourth quarter."

"I would like to update you on the president's position at Claire's North America. After the departure of Marty Nealon, we began to re-examine how we function as an organization by speaking with our department heads in Hoffman
Estates. In the past we had tried to overlay a corporate hierarchy on what is essentially an entrepreneurial entity. We have decided to work with a flat organizational structure which is how we have been operating for years. Our department heads, many of whom have been doing their jobs at Claire's for more than 10 years, communicate directly with each other and with me. We will be cleaner and more efficient. We will monitor this new structure and adapt it if needed."

Store  count  at  the  end  of the third quarter for fiscal 2001 was as follows:

Claire's  North  America                                       1,644
Claire's  U.K.                                                   330
Claire's  Japan                                                   96
Claire's  Bijoux  One  (Austria,  Switzerland  &  Germany)        69
Claire's  Cleopatre  (France)                                     42
Afterthoughts                                                    742
Mr.  Rags                                                        154
Velvet  Pixies                                                     3

Total                                                          3,080

     Pursuant to the $50 million stock repurchase program authorized on May 3, 2000 by the Company's Board of Directors, the Company has purchased 2,466,200 shares of the Company's common stock at an average price of approximately $19.44 per share as of November 15, 2000.

     The Company will host a conference call for the third quarter of fiscal 2001 today at 10:00 a.m. (EST). The call in number is 888-809-8969 and the password is "Claires." A replay will be available through Friday November 24th. The replay number is 888-568-0743 and the password is 25247.

BUSINESS  OUTLOOK

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

** The company expects revenue for the fourth quarter of fiscal 2001 to increase 17 percent to approximately $360 million from revenue of $307 million for the fourth quarter last year. Same store sales increases for the fourth quarter are projected to be 4 percent.

** The company expects gross margin as a percentage of sales for the fourth quarter to be approximately 54.8 percent of sales, versus 54.3 percent of sales for the fourth quarter last year. The increase in gross margin is primarily due to increased buying power in our Claire's Accessories and Afterthoughts divisions.

** Selling, General & Administrative expenses (SG&A) in the fourth quarter are expected to be approximately 26.7 as a percent of sales, versus 27 percent of sales for the fourth quarter last year. The decrease in SG&A as a percent of sales is mainly due to leverage from same store sales and operating expense synergies realized in the Claire's Accessories and Afterthoughts divisions.

** The company expects depreciation and amortization to be 3.2 percent of sales compared with 3.0 percent of sales for the same period last year. The increase in depreciation and amortization is due to a larger store base and the goodwill associated with the acquisitions of the Afterthoughts and Cleopatre operations.

** The company expects interest expense, net of interest income for the fourth quarter of 2001 to be .6 percent of sales compared with .4 percent of sales for the fourth quarter of last year. Interest expense, net of interest income depends on interest rates and invested cash balances during the quarter.

** The effective tax rate for the fourth quarter is expected to be 35 percent compared with 36.5 percent in the fourth quarter last year. The decrease is due to lower Federal tax rates realized from the company's overseas operations.

** Net income for the fourth quarter is expected to be approximately $57 million or 15.8 percent of sales compared with $41 million or 13.4 percent of sales in the same period last year.

** There were 49,728,000 fully diluted shares outstanding at the end of the third quarter and there should be approximately 49,100,000 at the end of the fourth quarter due to the share repurchase program. Management expects to complete the repurchase program of $50 million of stock in the fourth quarter.

The company remains comfortable with earnings consensus estimates of $1.16 for the fourth quarter.

CLAIRE'S  INITIATES  ITS  BUSINESS  OUTLOOK  PROCEDURE

                In connection with the recent adoption of new SEC rules on corporate disclosure, Claire's is changing its procedures for updating investors by initiating a Business Outlook for forward-looking statements. This Outlook will be updated on a quarterly basis in our quarterly Earnings Release. Claire's will continue its current practice of having corporate representatives meet privately during the quarter with investors, the media, investment analysts and others. At these meetings Claire's may reiterate the Outlook published in the Earnings Release. At the same time, Claire's will keep its Earnings Release and Outlook publicly available on its Web site (www.clairestores.com). Prior to the start of the Quiet Period (described below), the public can continue to rely on the Outlook on the Web site as still being Claire's current expectations on matters covered, unless Claire's publishes a notice stating otherwise.

              Towards the end of each fiscal quarter Claire's will have a "Quiet Period" when it no longer publishes or updates the Outlook as its current expectations. Claire's representatives will not comment concerning the Outlook or Claire's financial results or expectations. The Quiet Period will extend until the day when Claire's next quarterly Earnings Release is published. For the fourth quarter, the Quiet Period will be January 15, 2001 through February 22, 2001.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: This release contains "forward-looking statements" which represent the Company's expectations or beliefs with respect to future events. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Those factors include, without limitation, changes in consumer preferences for pre-teen and teen apparel and accessories, competition, and economic conditions in North America, Europe, United Kingdom and Japan.

     Claire's Stores, Inc., the leading mall-based retailer of popular-priced pre-teen and teens accessories, costume jewelry and apparel, currently operates more than 3,000 stores under the following trade names: Claire's Accessories, Afterthoughts, the Icing, Mr. Rags and Velvet Pixies. The stores are located throughout North America, Japan, United Kingdom, Ireland, Switzerland, Austria, Germany and France.

     Note: Other Claire's Stores, Inc. press releases, a corporate profile and most recent 10-K and 10-Q reports are available by fax at no charge. For a menu of available material, call 1-800-CLENYSE (1-800-253-6973) or via Claire's Internet home page: http://www.clairestores.com.

Contact:
Sonia  Rohan
Director  of  Investor  Relations
Phone:  (212)  594-3127
Fax:      (212)  244-4237
E-mail:  sonia.rohan@claires.com

CLAIRE'S  STORES,  INC.  AND  SUBSIDIARIES
CONSOLIDATED  STATEMENTS  OF  INCOME
(UNAUDITED)


                                              THREE MONTHS ENDED                                 NINE MONTHS ENDED
                                              ------------------                                -------------------

                                      OCT. 28, 2000          OCT. 30, 1999         OCT. 28, 2000         OCT. 30, 1999
                                     --------------         --------------        --------------         -------------
Net sales                            $247,536,000  100.0%  $182,750,000   100.0%   $731,518,000  100.0%  $539,503,000  100.0%
Cost of sales, occupancy
  and buying expenses                 127,505,000   51.5%     92,658,000   50.7%    380,951,000   52.1%   269,254,000   49.9%
                                     ------------          -------------           ------------          ------------

                                      120,031,000   48.5%     90,092,000   49.3%    350,567,000   47.9%   270,249,000   50.1%
                                     ------------          -------------           ------------          ------------
Expenses:
  Selling, general & administrative    84,974,000   34.3%     64,819,000   35.5%    256,685,000   35.1%   185,215,000   34.3%
  Depreciation and amortization        11,079,000    4.5%      6,872,000    3.8%     32,785,000    4.5%    19,595,000    3.6%

  Interest expense (income), net        2,674,000    1.1%     (1,574,000)  -0.9%      7,016,000    1.0%    (4,566,000)  -0.8%
  Gain on investments                           -                      -                      -            (3,929,000)  -0.7%
                                     ------------           ------------           ------------           -----------

                                       98,727,000   39.9%     70,117,000   38.4%     296,486,000  40.5%   196,315,000   36.4%
                                     ------------           ------------           -------------         ------------

Income before income taxes             21,304,000    8.6%     19,975,000   10.9%      54,081,000   7.4%    73,934,000   13.7%

Income taxes                            7,460,000    3.0%      7,249,000    4.0%      19,131,000   2.6%    27,088,000    5.0%
                                     ------------           ------------           -------------          -----------

Net income                           $ 13,844,000    5.6%  $  12,726,000    7.0%    $ 34,950,000   4.8%  $ 46,846,000   8.7%
                                     ============          =============            ============         ============




Net income per share:
    Basic                            $       0.28           $       0.25            $       0.69         $       0.92
                                     ============           ============            ============         =============

    Diluted                          $       0.28           $       0.25            $       0.69         $       0.91
                                     ============           ============            ============         =============

Weighted avg shares outstanding:
    Basic                              49,594,000             51,043,000              50,342,000            50,943,000
                                     ============           ============            ============         =============

    Diluted                            49,728,000             51,271,000              50,524,000            51,341,000
                                     ============           ============            ============         =============